UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDED FORM 10-SB

GENERAL FORM FOR REGISTRATION OF

SECURITIES OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

PRIME EQUIPMENT, INC.

(Name of Small Business Issuer in its charter)

NEVADA

(State or other jurisdiction of incorporation or organization)

88-0412653

(I.R.S. employer identification number)

Change of address: 4287B Dawson St,

Burnaby BC. Canada V5B-4C3
(Address of principal executive offices) (Zip Code)

Tel. (604)-298-9989

Fax: (413)- 480-4378

Issuer's Telephone Number

Securities to be registered under Section 12(b) of the Act:

Title of each class to be so registered: n/a

Name of exchange on which each class is to be registered: n/a

Securities to be registered under Section 12(g) of the Act:

Common Stock, par value $.001 per share

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PART I

ITEM 1. DESCRIPTION OF BUSINESS

General

Prime Equipment, Inc. (the "Company") is a Nevada company formed under the laws of the State of Nevada on December 18, 1998, originally to engage in the construction equipment and telecommunication equipment rental & sales business. Since its inception, the company has been establishing itself in the industry. The Company has sold equity shares to raise capital, planned and arranged for management, and has commenced corporate strategic planning regarding potential viable operations. The Company currently operates out of 4287B Dawson St, Burnaby BC. Canada V5B-4C3. Although the Company is a development stage company, it is currently generating income and expects that its revenues will continue and, possibly increase.

On July 10, 2002, Prime Equipment merged with IP Teleservices, Inc., a British Columbia Canadian corporation ("IPT") with Prime Equipment the surviving entity.

Business of Issuer

The Company is engaged in the import and distribution of telecommunications services. It worked with DATICO S.P.A. (www.datico.it) of Italy for the exclusive right to import and distribute their manufactured telecommunications equipment to Internet Service Providers and end users in the North America. Unfortunately, the inability of DATICO to provide support and testing has required the Company to terminate its relationship, as of November 19th, 2002.

IPT, a newly incorporated telecom company in Canada, has developed an application platform that is software based and is capable to reach a global presence at low cost and short timeframe, enabling Voice 0ver Internet Protocol (VoIP) over the public internet for Long Distance telephone service and calling card businesses for the retail; wholesale and other business models applicable to anywhere in the world.

The objective of IPT is to develop a global voice services backbone network on IPT where VoIP Gateways and Call Management Data centers (CMDCs) will be installed at strategic locations around the world. With the platform in place, IPT will be in a position to focus at a "two prong" marketing approach to develop the business. One area of the marketing activity will be on retail business where target customer groups/ethnic base will be offered prepaid calling cards or prepaid residential services at preferential rate to a particular destination directly through agents or IPT outlets. Concurrently, IPT will also wholesale its products by offering OEM telephone cards for phone-centers; convenience stores and travel agencies/tour operators to maximize its network resources at the initial stage of the business operation. The idea of offering business opportunities to interested partners will be the main driving force in enabling an expanded IPT network reach in a shortest possible timeframe. This initiative is the first in turning basic telecom services into commodity retailing through a business opportunity network on a global scale.

The Company expects the IPT Global VoIP platform to be established in stages. Currently, the Company's CMDCs are operating in Vancouver and Toronto, Canada, Hong Kong, and China. There will be an additional four (4) CMDCs equipped with software based IPT switch and application servers for IPT global VoIP platform. The planned expansion will bring Milan, Italy, Los Angeles and San Francisco, California, and New York, New York online. These three regional and one European CMDCs will be co-located and connected to the Internet upstream carrier/ Internet gateway operators for reliability and security purposes. The Company is focused on becoming a provider of complete telecom services.

Each regional CMDC will be managing remote point of presents (POPs) in cities within the region where business is to be conducted or partner operation maintains a presence. The POPs will provide the basic connectivity to the local Public Switched Telephone Network (PSTN) for customer access as well as traffic termination. The terminating POPs are essential for controlling costs, where majority of the Company's traffic is terminated. All terminating POPs will be connected to carriers providing the least cost, or the respective local PSTN, depending on costs and regulatory issues.

All elements on the IPT platform are connected through the Internet domain, and Internet protocol software switching controls traffic. The corresponding routing will be accomplished through software controlled LCR and gateway-to-gateway VoIP logical connections.

With the securing of a leased premises by IPT for the next three years, the Company has a suitable office space in Burnaby B.C. to operate and administrate it's business.

Other than development of its website, and the Software based Application Platform, the Company has no intellectual property rights.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Forward Looking Statements

This Registration Statement on Form 10-SB contains forward-looking statements. Such statements consist of any statement other than a recitation of historical facts and can be identified by words such as "may," "expect," "anticipate," "estimate," "hopes," "believes," "continue," "intends," "seeks," "contemplates," "suggests," "envisions" or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are based largely on the Company's expectations and are subject to a number of risks and uncertainties, including but not limited to: those risks associated with economic conditions generally and the economy in those areas where the Company has or expects to have assets and operations, including, but not restricted to Nevada and eventually other jurisdictions; competitive and other factors affecting the Company's operations, markets, products and services; those risks associated with the ability to obtain contracts and the funding of the Company and other costs associated with the Company's marketing strategies; those risks associated with the Company's ability to successfully negotiate with certain business owners; those risks relating to estimated contract costs, estimated losses on uncompleted contracts and estimates regarding the percentage of completion of contracts, risks relating to the ability of Company to raise the funds necessary to operate and develop business, and risks relating to changes in interest rates and in the availability, cost and terms of financing; risks related to the performance of financial markets; risks related to changes in domestic and foreign laws, regulations and taxes; risks related to changes in business strategy or development plans; risks related to any possible future lawsuits against the Company and the associated costs, and risks associated with future profitability. Many of these factors are beyond the Company's control. Actual results could differ materially from these forward-looking statements. In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained in this registration statement on Form 10-SB will, in fact, occur. The Company's actual results may differ materially as a result of certain factors, including those set forth in this Form 10-SB. Potential investors should consider carefully the previously stated factors, as well as the more detailed information contained elsewhere in this Form 10-SB, before making a decision to invest in the common stock of the Company.

The following is a discussion of the financial condition and results of operations of the Company as of the date of this Registration Statement. This discussion and analysis should be read in conjunction with the accompanying audited Financial Statements of the Company including the Notes thereto which are included elsewhere in this Form 10-SB and the notice regarding forward-looking statements.

PLAN OF OPERATION

The Company plans to engage in the sale of telecommunications services and licensing of its telecommunication platform services. Additional funding through private placement will be necessary to enable the Company to expand its current business.

On July 10, 2002, the Company acquired one hundred percent (100%) of the stock of IP Teleservices Inc. (IPT). IPT is a telecom company in Canada poised to be the leader in "softswitch" VoIP implementation on a global scale. IPT hopes to generate significant traffic volume from the retail, wholesale and licensing opportunities around the world. At the same time, IPT hopes to improve its overall margin as its network grows with its latest integrated software technology.

A team of experienced telecom marketers and software developers started IPT. Their objective is to build and develop a Global Voice Services Backbone Network that connects to VoIP Gateways and Call Management Data Centers spanning the globe. It has already successfully built a software based VoIP application platform that enables VoIP over the Internet and/or Intranet for Long Distance Telephone service and Calling Card businesses. This platform can be deployed inexpensively, quickly and most importantly, globally.

IPT has been establishing relationships with strategic local telecom companies. Through these relationships, IPT has placed itself in a position to provide a global VoIP Network that will link its presence in North America to Asia as well as Europe. This in turn opens many doors for the company to develop more lucrative business opportunities in the retail, wholesale and licensing sectors.

The Company intends to raise adequate funds of up to $1,500,000 from accredited investors to provide adequate working capital for the next 12 months. The proceeds will be used to expand the software network platform, pay professional and consultants, and market the business opportunity model. The Company expects to add employees over the next 12 months as additional business is added. The Company expects to begin the process of raising adequate funding in the near future.

Revenue

The Company did not receive revenues from operations during the two-year period preceding the merger with IP Teleservices. The Company has achieved revenue from operations after the date of the merger.

Liquidity

The Company will have to raise additional capital in the next twelve months. As of September 30, 2002, the Company had working capital and results that would allow it to continue to operate at current levels. In order to satisfy the liquidity needs of the Company for the following twelve months and continue its expected expansion, the Company will be primarily dependent upon proceeds from the sale of the Company's common and/or preferred stock through one or more private placements and future cash flow from operations. The projected investment needs for the Company and categories of expenditures for the next twelve months are as follows:
Network Expansion	USD
Set-up and acquisition costs of Network Equipment and VoIP Gateways for 8 China cities and 2 Italian cities
600,000
Business Expansion
Complete New Corporate Office in Burnaby	100,000
Establish Regional Offices in Hong Kong and Italy	150,000
Additional consulting services from Software and Networks consultants/ professionals	280,000
Marketing costs for Business Opportunity Model/ Road shows	120,000
Administrative expenses.	250,000

Total
1,500,000

The Company has issued shares of its common stock from time to time in the past to satisfy certain obligations, and expects in the future to acquire certain services and satisfy indebtedness utilizing authorized shares of the capital stock of the Company. If operations and cash flow can be improved through these efforts, management believes that the Company's liquidity problems will be resolved, and that the Company can continue to operate. However, no assurance can be given that management's actions will result in profitable operations.

The plan of the Company is to raise more financing through loans and the sale of the Company's common and preferred stock to enable the Company to expand it's current business. An overall budget of $1,500,000 for acquisitions, employment, marketing and procurement of equipment for the upcoming year should achieve the Company's goals. The intent is to acquire strategically located IPS companies, hire employees for expansion of the software network, execute additional contracts with telecom service providers, as well as aggressively market and promote business opportunities.

The Company previously entered into lines of credit with its former President and a former consultant. The lines of credit are unsecured, payable on demand, with interest at the rate of 8% per annum, compounded annually.  In the event of default by the Company the interest rate increases to 10%. Total credit extended under the two $100,000 lines of credit as of September 30, 2002, was $46,505. Both lines of credit have been cancelled, and the amounts owed were reflected by Promissory Notes, previously filed as Exhibits.

Potential Uncertainties

As the Company expects eventually to obtain sales from overseas businesses and such expenditures are generated in foreign currencies, fluctuations in the value of currencies relative to the United States dollar could adversely affect the Company's profitability. Royalty payments, if any, paid by the Company relating to foreign licensing arrangements would be converted to U.S. dollars based on the exchange rate at the time of payment.

Year 2000 Compliance

BACKGROUND. Some computers, software and other equipment include programming code in which calendar year data is abbreviated to only two digits. Because of this design decision, some of these systems could fail to operate or fail to produce correct results if "00" is interpreted to mean 1900, rather then 2000.

ASSESSMENT. All of the Company's equipment (small office electronics, computers, printers and copiers), as well as equipment it intends to sell are 100% Y2K compliant and fully functional at this time. Therefore, management does not anticipate any negative impact of the continuation of the Year 2000.

ITEM 3. DESCRIPTION OF PROPERTY

The Company's principal executive and administrative offices are located in Burnaby BC, in which it shares leased premises. The Company intends to stay at this premise until it out-grows the current office space. The Company shares office space under a lease agreement. A copy of the lease is attached as an Exhibit. The Company considers its executive and administrative offices to be adequate and suitable for its current needs. The Company does not own or lease any other real estate

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Following is a list of certain beneficial shareholders of Prime Equipment, owning 5% or more the issued and outstanding stock, as of September 30, 2002:

Title of Class	Name and Address of Beneficial Owner	Business Nature of Corporations and Affiliation to Officers or Directors of Company	Amount and nature of beneficial ownership	Percent of Class
Common	Media Fund limited		900,000	9.9%
Common	Virgo Enterprises Co.		720,000	7.9%
Common	Ms. Kam-Lan Mak		680,000	7.5%
Common	Best Holding Limited		900,000
9.9%

Common	Best Reliance Limited		600,000	6.6%
Common	Ms. Lai-Bing Fung		800,000	8.8%
Preferred	Polinvest, LTD		500,000	100%

Unless otherwise specified in the table above, each shareholder has sole investment power and sole voting power over the shares owned by such shareholder.

Changes In Control

The Company has undertaken a merger that results in a change in control of the Company. Company's management is expected to remain in their respective positions indefinitely. There are no agreements or understandings, verbal or written, in which any of the Company's management has or will agree to resign at the request of another person, nor are any of the officers or directors acting at the direction of another person. However, in the future the Company may consider strategic alliances with other companies that might provide additional products that would be sold by the Company.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following table sets forth the directors and executive officers of the Company, their ages, and all positions held with the Company.

Name	Age	Position(s)
Alexander J. Martyniak	38	Director
Piero Dante Guglielmi	37	President, Secretary

Mr. Piero Dante Guglielmi received training in international marketing from Simon Fraser University in Vancouver, British Columbia. Between 1989 and 1996, he was in charge of research and development, as well as, corporate filing for North American Fire Guardian Technology, Inc. From 1996 until January 2001 Mr. Guglielmi was in charge of technical marketing and a director of North American Fire Guardian Technology, Inc. In January 2001, North American Fire Guardian Technology Inc. underwent corporate restructuring, and the company's name was changed to Rival Technologies Inc. In August 2002, Mr. Guglielmi was elected President by the shareholders of Rival Technologies and remains in the position presently.

Mr. Alexander J. Martyniak received a diploma in International Business from Langara College, in Vancouver, B.C. From 1992 to 1994, Mr. Martyniak owned and operated Primalex Development, in New Westminster, B.C. Primalex was an interior finishing and painting contract company. From 1994 to 1996, he was the owner and operator of Pronto Moda Clothing, Vancouver, B.C, a clothing importer and distributor. During 1997, Mr. Martyniak was on a Co-op Work Team for Industry Canada, in Vancouver, B.C. On that team, he marketed Internet training and trained business owners and managers on the business applications of the Internet. Since May of 1998, Mr. Martyniak has been the commercial attache and Business Development Manager for the Italian Chamber of Commerce of British Columbia. In that position, he assists Italian and Canadian companies in bilateral trade and investment, organizes trade missions and business meetings, organizes promotional events, conducts market research and writes marketing reports; does business and marketing consulting, cultivates relationships with the Chamber's members, and is responsible for public relations with the business community and governments.

Currently there are no agreements or understanding for any officer or director to resign at the request of another person and that none of the officers or directors are acting on behalf of or will act at the direction of any other person.

ITEM 6. EXECUTIVE COMPENSATION

There has been no executive compensation in any form. It is anticipated that the officers and directors will receive compensation as sales of equipment and services are achieved, including salaries and stock compensation.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On November 1, 2000, Giovanni Iachelli, the previous President, received 25,000 for services rendered up to the date of his resignation. Mr. Iachelli has no current relationship with the Company, except as a shareholder. With the exception of the shares issued to Mr. Iachelli, there have been no other material transactions in the past two years or proposed transactions to which the Company has been or is proposed to be a party in which any officer, director, nominee for officer or director, or security holder of more than 5% of the Company's outstanding securities (of which there are none) is involved.

The Company has no promoters other than its officers and directors. There have been no transactions, which have benefited or will benefit its officers and directors either directly or indirectly.

ITEM 8. DESCRIPTION OF SECURITIES

Common Stock

The Company has 50,000,000 authorized shares of Common Stock, $.001 par value per share, of which 9,046,000 shares were issued and outstanding as of September 30, 2002, and 24,000,000 shares of Preferred Stock, of which 500,000 shares are issued and outstanding as of September 30, 2002. Holders of the Preferred and Common Stock are entitled to one vote per share with respect to all matters that are required by law to be submitted to a vote of shareholders. Holders of the Preferred and Common Stock are not entitled to cumulative voting. The Common Stock has no redemption, pre-emptive or sinking fund rights.

To date, the Company has not paid any dividends on its common stock. The payment of dividends, if any, in the future is within the discretion of the Board of Directors and will depend upon the Company's earnings, its capital requirements and financial condition, and other relevant factors. There are no provisions in the Company's articles of incorporation or bylaws that prevent or restrict the payment of dividends. Dividend payments, if any, would be subject to the provisions of the Nevada Revised Statutes as well.

PART II

ITEM 1. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

The Company is voluntarily filing this Registration Statement on Form 10-SB to obtain listing on the OTC Bulletin Board, which requires all listed companies to be registered with the SEC under Section 13 or 15(d) of the Securities Exchange Act of 1934 and to be current in its required filings once so registered.

The Company has no public trading market for its common stock. Although the Company intends to seek a quotation for its common shares on the Over-the-Counter Bulletin Board in the future, there is no assurance the Company will do so, nor is there any assurance that should the Company succeed in obtaining a listing for its securities on the OTC Bulletin Board or on some other exchange that a trading market for the Company's stock will develop. There are no outstanding options, warrants to purchase, or securities convertible into common equity of the Company outstanding. The Company has not agreed to register any shares of its common stock for any shareholder. There are presently 9,046,000 shares of common stock that were issued as follows: 100,000 shares of common stock for cash subject to Rule 144 in December 1998; 100,000 issued pursuant to Regulation D, Rule 504 on March 1999. On October 22, 1999, all of the existing shareholders surrendered their stock and the Company issued 4,000,000 shares of common stock to those shareholders, pursuant to a 20 for 1 forward split. No additional stock was sold at that time. On November 14, 1999 1,000 shares of restricted common stock was issued, and in December 17, 1999 20,000 shares on restricted common stock was issued, both pursuant to Regulation D, Rule 504. The Company issued 25,000 shares of restricted common stock to Giovanni Iachelli on November 1, 2000, for services rendered. On July 10, 2002, the Company authorized the issuance of 5,000,000 shares of common stock and 500,000 shares of preferred stock to the shareholders of Net Magic, Ltd, in exchange for all outstanding shares, software and equipment of IP Teleservices.

Stockholders

There are 57 shareholders of record for the Company's common stock.

ITEM 2. LEGAL PROCEEDINGS

The Company is not a party to any material pending legal proceedings and, to the best of its knowledge, no such action by or against the Company has been threatened. The Company's sole officer and director is not an adverse party to the Company nor does he have a material interest adverse to the Company.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There have been no disagreements on accounting and financial disclosure matters. On October 24, 2002, the Company dismissed David Coffey, CPA and retained the services of Evanic Perrault and Robertson as the Company's independent auditors. This was accomplished because of the Company's proximity to its new auditors.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

In December of 1998, the Company issued 100,000 shares of Common Stock for cash proceeds of $100 in a private transaction, pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933. All of the investors were accredited investors, and all signed subscription agreements so attesting. In March of 1999, the Company issued 100,000 shares of Common Stock for cash proceeds of $10,000 pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933. All of the investors were accredited investors, and all signed subscription agreements so attesting.

On October 22, 1999, the Company approved a forward stock split of 20 shares for each existing share, creating 3,800,000 common shares.

On November 14, 1999, the Company issued 1,000 shares of Common Stock for cash proceeds of $1,000 in a private transaction, pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933.

On December 17, 1999, the Company issued 20,000 shares of Common Stock for cash proceeds of $20,000 in a private transaction, pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933.

All of the above issuance of securities were issued in reliance on Section 4(2) of the Securities Act of 1933, which provides an exemption from registration for transactions not involving any public offering.

On July 10, 2002, the Company authorized 5,000,000 shares of common stock and 500,000 shares of preferred stock to be issued to the shareholders of Net Magic, Ltd, in exchange for all outstanding shares, software and equipment of IPT. The shares were issued to accredited and sophisticated investors pursuant to Regulation S of the Securities Act of 1933.

ITEM 5. INDEMNIFICATION 0F DIRECTORS AND OFFICERS

The Company's Bylaws provide that the Company will indemnify its directors and executive officers and may indemnify its other officers, employees and agents to the fullest extent permitted by Nevada law. The Company is also empowered under its Bylaws to enter into indemnification agreements with its directors and officers and to purchase insurance on behalf of any person it is required or permitted to indemnify.

In addition, the Company's Articles provide that the Company's directors will not be personally liable to the Company or any of its stockholders for damages for breach of the director's fiduciary duty as a director or officer involving any act or omission of any such director or officer. Each director will continue to be subject to liability for breach of the director's fiduciary duties to the Company for acts or omissions that involve intentional misconduct, fraud or a knowing violation of law, or the payment of dividends in violation of Nevada corporate law. This provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws.

PART F/S

Financial Statements

The following financial statements are filed in this Part F/S of this Form 10-SBA:

1. Unaudited Consolidated Financial Statements for the period ended September 30, 2002

2. Unaudited Financial Statements of IP Teleservices, Inc. for the period ended June 30, 2002

3. Unaudited Financial Statements of Prime Equipment, Inc. for the period ended June 30, 2002

4. Pro-Forma Financial Statements for the period ended March 31, 2002

5. Audited Financial Statements for the year ended December 31, 2001

6. Audited Financial Statements for the year ended December 31, 2000

.

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PRIME EQUIPMENT, INC.

(Successor to IP Teleservices Inc.)

Consolidated Financial Statements

(Unaudited)

September 30, 2002

(U.S. Dollars)

PRIME EQUIPMENT, INC. CONTENTS

(Successor to IP Teleservices Inc.)

September 30, 2002

(U.S. Dollars)

INDEPENDENT ACCOUNTANTS' REPORT

CONSOLIDATED BALANCE SHEET	STATEMENT 1

CONSOLIDATED STATEMENT OF EARNINGS	STATEMENT 2

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY	STATEMENT 3

CONSOLIDATED STATEMENT OF CASH FLOWS	STATEMENT 4

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

EVANCIC PERRAULT ROBERTSON

CERTIFIED GENERAL ACCOUNTANTS

INDEPENDENT ACCOUNTANTS' REPORT

To the Board of Directors and Stockholders

Prime Equipment, Inc.

(Successor to IP Teleservices Inc.)

We have reviewed the accompanying consolidated balance sheet of Prime Equipment, Inc. (Successor to IP Teleservices Inc.) as at September 30, 2002 and the consolidated statements of earnings, stockholders' equity and cash flows for the nine months ended September 30, 2002. These consolidated financial statements are the responsibility of Prime Equipment, Inc.'s management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of consolidated financial statements consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, no such opinion is expressed.

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements for them to be in conformity with generally accepted accounting principles established by the American Institute of Certified Public Accountants.

CERTIFIED GENERAL ACCOUNTANTS

Coquitlam, B.C.

November 8, 2002

2nd Floor, 566 Lougheed Highway, Coquitlam, BC V3S 3S3

Telephone (604) 936-4377 Fax (604) 936-8376

Website: http//epr.ca Email: epr@eprcoq.ca

Office Across Canada

Affiliates Around the World

PRIME EQUIPMENT, INC. STATEMENT 1

CONSOLIDATED BALANCE SHEET

September 30, 2002

(U.S. Dollars)
	2002		2001

ASSETS
Current:
Cash and cash equivalents		$93,536	$9,343
Accounts receivable, net of allowance for doubtful accounts (2002 - $7,520) (2001 - $-)		206,567	718
Current portion of lease receivable - note 3		29,822	--
Government agencies payable		--	3,987
Inventory		--	1,563
Prepaid expenses		1,311	118,110

		331,236	133,721

Long-term accounts receivable		1,514	--
Property, plant and equipment - note 4		100,495	45,748
Net deferred income tax assets		5,986	--

		$439,231	$179,469

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities
Current:
Note payable - note 5		$25,000	$--
Note payable to stockholders - note 6		46,505	--
Accounts payable and accruals		269,146	21,028
Customer deposits		57,005	19,685
Government agencies payable		14,015	--
Corporate taxes payable		32,135	--

		443,806	40,713

Loans payable - note 7		30,991	31,232
Due to stockholders - note 8		102,632	136,052
Preferred stocks		500	--
		577,929	207,997

Stockholders' equity
Common stock - note 9		2	1
Other comprehensive income (loss)	`	(427)	539
Deficit		(138,273)	(29,068)
		(138,698)	(28,528)
		$439,231	$179,469

On behalf of the Board

_____________________________Director ________________________ Director

The accompanying notes are an integral part of these financial statements.

EVANCIC PERRAULT ROBERTSON

PRIME EQUIPMENT, INC. STATEMENT 2

CONSOLIDATED STATEMENT OF EARNINGS

For the periods ended September 30, 2002

(U.S. Dollars)
	Three Months Ended September 30		Nine months ended September 30
	2002	2001	2002	2001
Revenue	$190,084	$1,310	$573,988	$1,310

Costs of goods sold	166,455	2,656	416,921	2,656

Gross margin	23,629	(1,346)	157,067	(1,346)
Operating expenses
Amortization	12,333	655	34,480	736
Bank charges and interest	1,816	80	3,158	84
Bad debts	7,624	--	7,624	--
Commission	62	--	3,417	--
Consulting	22,987	--	60,967	11,646
Office	2,097	67	2,189	264
Professional fees	9,427	1,166	13,051	2,762
Meals and entertainment	--	450	--	586
Rent	900	--	900	--
Travel	1,406	1,354	1,406	11,751

	58,652	3,772	127,192	27,829

	(35,023)	(5,118)	29,875	(29,175)
Other income (expense)
Gain on foreign exchange	14,999	107	2,739	107
Gain on sale of property.
plant and equipment	-	--	509	--

	14,999	107	3,248	107
Earnings (loss) before
Provision for income taxes	(20,024)	(5,011)	33,123	(29,068)

Provisions for Income Taxes
Current	3,867	--	32,579	--
Deferred	2,711	--	(6,069)	--
	6,578	--	26,510	--

Net earnings (loss) for the period	(26,602)	(5,011)	$6,613	$(29,068)

Weighted average common shares outstanding	8,247,022	5,000,000	5,401,311	5,000,000

Earnings (loss) per share	$(0.003)	$(0.001)	$0.001	$(0.006)

The accompanying notes are an integral part of these financial statements.

EVANCIC PERRAULT ROBERTSON

PRIME EQUIPMENT, INC. STATEMENT 3

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

For the nine months ended September 30, 2002

(U.S. Dollars)
	Number of Common Stock	Common Stock and Additional Paid-in Capital	Retained Earnings (Deficit)	Other Comprehensive Income	Total

Issuance of stock for cash	5,000,000	1	--	--	1
March 16, 2001 (Note 10)
Net loss for the period	--	--	(29,068)	--	(29,068
Effect of foreign exchange	--	--	--	539	539

Balance, September 30, 2001	5,000,000	1	(29,068)	539	(28,528)
Net income for the period	--	--	29,139	--	29,139
Effect of foreign exchange	--	--	--	(537)	(537)

Balance, December 31, 2001	5,000,000	1	71	2	74
Reverse Acquisition
Pre-acquisition shares of Prime
Equipment, Inc.
(Note 2)	4,046,000	--	--	--	--
Issuance of common shares for
reverse acquisition of IP
Teleservices, Inc.
on July 18, 2002	5,000,000	1	--	--	1
Net deficit acquired from
subsidiary	--	--	(144,957)	--	(144,957)
Less exchange of IP Teleservices
Inc.'s shares	(5,000,000)	--	--	--	--

Balance after reverse acquisition	9,046,000	2	(144,886)	2	(144,882)
Net income for the period	--	--	6,613	(429)	6,184

Balance, September 30, 2002	9,046,000	$2	$(138,273)	$(427)	(138,698)

The accompanying notes are an integral part of these financial statements.

EVANCIC PERRAULT ROBERTSON

PRIME EQUIPMENT, INC. STATEMENT 4

CONSOLIDATED STATEMENT OF CASH FLOWS

For the nine months ended September 30, 2002

(U.S. Dollars)
	2002	2001
Cash flows from operating activities:
Earnings (loss) from operating activities	$6,613	$(29,068)
Items not requiring an outlay of funds
Amortization	34,480	736
Gain on sale of property, plant and equipment	(509)	--
Deferred income tax	(6,069)	--
	34,515	(28,332)

Changes in non-cash working capital
Accounts receivable	(66,820)	(718)
Inventory	--	(1,563)
Prepaid expenses	120,769	(120,000)
Accounts payable and accrued liabilities	(38,339)	15,797
Customer deposits	12,000	20,000
Government agencies payable	18,630	(3,987)
Corporate taxes payable	32,579	--
	113,334	(118,803)

Cash flows from financing activities:
Loan advances	31,729	31,732
Increase (decrease) in due to stockholders	(76,075)	138,229
Issuance of common shares	1	1
Issuance of preferred shares	500	-
	(43,845)	169,962

Cash flows from investing activities:
Purchases of property, plant and equipment	(37,138)	(46,983)
	(37,138)	(46,983)

Effect of exchange rate changes on cash	7,085	5,167

Increase in cash	39,436	9,343

Cash, beginning of period	54,100	--

Cash, end of period	$93,536	$9,343

Supplemental Disclosures
Interest paid	$--	$--
Income taxes paid	-	-

The accompanying notes are an integral part of these financial statements.

EVANCIC PERRAULT ROBERTSON

PRIME EQUIPMENT, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2002

(U.S. Dollars)

1. Nature of Business

The Company was incorporated on December 18, 1998, under the laws of the State of Nevada.

On July 18, 2002, the Company acquired 100% of the shares of IP Teleservices Inc., a Canadian corporation.

The Company is engaged in the import and distribution of telecommunications equipment. It signed a contract with DATICO S.P.A. of Italy for the exclusive right to import and distribute their manufactured telecommunications equipment to Internet Service Providers and end users in North America. Subsequent to the end of the quarter, the Company severed its relationship with DATICO. The Company's subsidiary, IP Teleservices Inc., is a telecommunication company in "softswitch" Voice over Internet Protocol (VoIP) implementation on a global scale. It will generate significant traffic volume from retail, wholesale and business opportunity model worldwide.

IP Teleservices Inc. was started by a team of experienced telecom marketers and software developers. Its objective is to build and develop a Global Voice Services Backbone Network that connects to VoIP Gateways and Call Management Data Centres spanning the globe. It has successfully built a software based VoIP application platform that enables VoIP Network that will link its presence in North America to Asia and Europe. This in turn provides many opportunities for the Company to develop business opportunities in the retail, wholesale and business opportunity model sectors.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

The financial statements of entities, which are controlled by the Company, referred to as subsidiaries, are consolidated. Entities which are not controlled but over which the Company has the ability to exercise significant influence, referred to as associated companies, are accounted for using the equity method. Investments in entities that the Company does not control or over which it does not exercise significant influence are accounted for using the cost method.

The acquisition by the Company of the shares of IP Teleservices Inc. on July 18, 2002 was accounted for as a reverse acquisition whereby IP Teleservices Inc. is considered the acquiring company. The comparative figures presented are those of IP Teleservices Inc.

Reverse acquisition

On July 18, 2002, the Company completed an agreement with the shareholders of IP Teleservices Inc. whereby the Company issued 5,000,000 common shares in exchange for all the issued and outstanding shares of IP Teleservices Inc. as well as the rights to the software platform, which was owned by the parent company of IP Teleservices, Inc. The software has been recorded at a cost of $1. The Company also issued 500,000 preferred shares for services rendered in connection with this acquisition. No cash was transacted.

Reverse acquisition (continue)

The acquisition has been accounted for as a reverse acquisition using the purchase method, and accordingly, for financial statement reporting purposes, the net assets of IP Teleservices Inc. have been included in the consolidated balance at book values, and the net assets of Prime have been recorded at fair market value at the date of acquisition. The consolidated operations of the Company for the period from January 1, 2002 to the date of acquisition July 18, 2002, are those of IP Teleservices, Inc. and exclude the results of operations of Prime Equipment, Inc. The results of Prime Equipment, Inc. are included in the consolidated statements of operations from the date of acquisition.

The cost of the acquisition is the assumption of the net liability position of Prime Equipment, Inc. as at July 18, 2002 and consists of:

Accounts payable	53,841
Note payable	71,505
Interest payable	10,443
Loan from stockholders	9,168

Total liabilities assumed on acquisition	144,957

Cash and cash equivalents

Cash and cash equivalents includes cash and those short-term market instruments which, on acquisition, have a term to maturity of three months or less.

Property, plant and equipment

Property, plant and equipment are recorded at cost. Amortization is provided annually on a straight-line basis over a period of three years to write-off assets over their estimated useful lives.

Use of Estimates

The preparation of the Company's consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Goodwill

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS 141") and statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 141 requires all business combinations to be accounted for using the purchase method of accounting and that certain intangible assets acquired in a business combination shall be recognized as assets apart from goodwill. SFAS 142 recognizes that goodwill has an indefinite useful life and will no longer be subject to periodic amortization. Goodwill will be tested at least annually for impairment in lieu of amortization. The SFAS 142 requires that goodwill arising from acquisitions subsequent to June 30, 2001 should not be amortized.

The Company evaluates the carrying value of goodwill and long-lived assets to be held and used. The carrying value of an asset is considered impaired when the anticipated undiscounted cash flow from such assets is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value. Fair market value is determined using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair market values are reduced by the cost of disposition of such assets.

Deferred Income Taxes

Deferred income taxes have resulted from reporting certain items for income tax purposes on a basis, which differs from accounting policies.

Revenue recognition

Telecommunication products and services:

Revenue is recorded net of trade discounts and allowances upon shipment of products or rendering of services and when all significant contractual obligations have been satisfied and collection is reasonably assured. The standard billing terms granted to customers are due upon invoices issued to customers.

Earnings (Loss) per share (EPS)

Basic EPS is determined using net income divided by the weighted average shares outstanding during the period. Diluted EPS is computed by dividing net income by the weighted average shares outstanding, assuming all dilutive potential common shares were issued. Since the Company has no common shares that are potentially issuable, such as stock options, convertible securities or warrants, basic and diluted EPS are the same.

As the acquisition has been recorded as a reverse acquisition, EPS for 2002 was calculated using the number of shares outstanding after the acquisition. The EPS for 2001 was calculated using the number of shares issued in the reverse acquisition.

Translation of foreign currencies

The functional currency of the Company is the United States dollar. The financial statements of the Company's operations whose functional currency is other than the United States dollar are translated from such functional currency to United States dollars using the current rate method. Under the current rate method, assets and liabilities are translated at the exchange rates in effect at the balance sheet date. Revenues and expenses, including gains and losses on foreign exchange transactions, are translated at average rates for the period. Where the current rate method is used, the unrealized translation gains will be accumulated in other comprehensive income under the shareholders' equity section.

Financial instruments

The estimated fair value of cash and equivalents, accounts receivable, loans receivables, and accounts payable and accrued liabilities approximate their carrying amounts in the financial statements. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial statements.

3. LEASE RECEIVABLE
	September 30	September 30
	2002	2001
Equipment leased out for a term of two years commencing
December 11, 2001 with monthly lease receipts of $1,687
excluding sales taxes, at an interest rate of 13.825%.
Aggregate of payments receivable	$33,575	$-
Less: unearned interest	3,753	-

	29,822	-
Less current portion	(29,822)	-

	$-	$-

4. PROPERTY, PLANT AND EQUIPMENT

			September 30	September 30
			2002	2001

	Cost	Accumulated Amortization	Net Book Value	Net Book Value

Computer equipment	$11,380	$4,781	$6,599	$8,204
Telephone equipment	133,690	39,795	93,895	37,544
Software	1	-	1	-

	$145,071	$44,576	$100,495	$45,748

5. NOTE PAYABLE

The promissory note payable is unsecured, maturing April 30, 2003 with a simple interest rate at 10% per annum.

6. NOTES PAYABLE TO STOCKHOLDERS

Two stockholders extended lines of credit totalling $200,000 to the Company as of January 10, 2001. All credit drawn by the Company is documented by unsecured, demand promissory notes, with interest at the rate of 8% per annum, compounded annually. In the event of default by the Company, the interest rate increases to 10%.

As of September 30, 2002, a total of $46,505 of the lines of credit has been used.

7. LOAN PAYABLE

	September 30 2002	September 30 2002

Bove Telecom Services, Inc.	$30,991	$31,232

The Company has loans payable that are non-interest bearing and have no specific repayment terms.

The lenders stated that they will not request payment within the next fiscal year.

8. DUE TO STOCKHOLDERS

	September 30 2002	September 30 2001

Best Holding Limited	$20,118	$68,026
Media Fund Limited	62,094	68,026
Others	20,420	-

Total	$102,632	$136,052

9. CAPITAL STOCK

Authorized: 50,000,000 voting common shares with par value of $0.001 each.

24,000,000 preferred shares with par value of $0.001 each. Each preferred share is convertible to 10 common shares. Conversion is applicable only upon achieving certain revenue, profit and share price targets.

Issued and outstanding: 9,046,000 common shares

500,000 preferred shares

10. STOCK SPLIT

On March 23, 2002, the predecessor company, IP Teleservices, Inc. split its common shares by a ratio of 5,000,000 to 1. The consolidated statement of stockholders' deficit was prepared assuming that the split occurred as of January 1, 2001.

11. PRO FORMA FINANCIAL STATEMENTS

The following summary, prepared on a pro forma basis, combines the consolidated results of operations of the Company with IP Teleservices, Inc. for the nine months ended September 30, 2002 and 2001 as if the acquisitions of IP Teleservices, Inc. took place at the beginning of the period presented.

Pro-forma Consolidated Balance Sheet

	2002	2001
Assets
Current assets	$331,236	$150,643
Long-term assets	107,995	47,276

	439,231	197,919

Liabilities and stockholders' equity
Current liabilities	443,806	94,999
Long-term liabilities	134,123	246,103

	577,929	341,102
Stockholders' equity	(144,699)	(143,183)

	$433,230	$197,919

Pro-forma Consolidated Income Statement

	2002	2001
Revenues	$573,988	$1,310
Operating costs and expenses	552,284	94,864

Operating profit (loss)	21,704	(93,554)
Other income (expenses)	509	600

Earnings (loss) before taxes	22,213	(92,954)
Income taxes	26,510	--

Net earnings (loss) for the year	$(4,297)	$--

Weighted average common shares outstanding	9,046,000	9,046,000

Earnings (loss) per share	$--	$(0.010)

IP TELESERVICES INC.

Financial Statements

(Unaudited)

June 30, 2002

(U.S. Dollars)

IP TELESERVICES INC. CONTENTS

FINANCIAL STATEMENTS

June 30, 2002

(Unaudited)

(U.S. Dollars)

INDEPENDENT ACCOUNTANTS' REPORT

BALANCE SHEET STATEMENT 1

STATEMENT OF EARNINGS STATEMENT 2

STATEMENT OF STOCKHOLDER'S EQUITY STATEMENT 3

STATEMENT OF CASH FLOWS STATEMENT 4

NOTES TO THE FINANCIAL STATEMENTS

EVANCIC PERRAULT ROBERTSON

CERTIFIED GENERAL ACCOUNTANTS

INDEPENDENT ACCOUNTANTS' REPORT

To the Board of Directors and Stockholder

IP Teleservices Inc.

We have reviewed the accompanying balance sheet of IP Teleservices Inc. as at June 30, 2002 and the statements of earnings, stockholder's equity and cash flows for the period from April 1, 2002 to June 30, 2002. These financial statements are the responsibility of IP Teleservices Inc.'s management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of financial statements consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, no such opinion is expressed.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in conformity with generally accepted accounting principles established by the American Institute of Certified Public Accountants.

CERTIFIED GENERAL ACCOUNTANTS

Coquitlam, B.C.

August 13, 2002

2nd Floor Heron Centre, 566 Lougheed Highway, Coquitlam, B.C. V3K 3S3

Telephone (604) 936-4377 Fax (604) 936-8376

Website: eprcoq.com Email: eprcoq@eprcoq.com

Office Across Canada

Affiliates Around the World

IP TELESERVICES INC. STATEMENT

BALANCE SHEET

June 30, 2002

(Unaudited - See Independent Accountants' Report)

(U.S. Dollars)
	2002	2001

ASSETS

Current:
Cash	$108,477	$11,964
Accounts receivable, net of allowance for doubtful accounts
(2002 - $-) (2001 - $-)	155,132	-
Government agencies receivable	-	4,215
Inventory	--	1,625
Current portion of lease receivable - note 2	8,092	--

	271,701	17,804

Lease receivable - note 2	22,808	--

Due from shareholder - note 3	1,569	1,588

Due from director - note 6	2,470	--

Property, plant and equipment - note 4	116,148	48,254

Deferred income tax assets	8,814	--

	$423,510	$67,646

LIABILITIES AND STOCKHOLDER'S EQUITY

Current:
Accounts payable and accrued liabilities	$174,624	$15,070
Customer deposits	56,423	--
Government agencies payable	2,682	--
Corporate taxes payable	29,706	--

	263,435	15,070

Loans payable - note 5	123,681	73,211

Due to director - note 6	--	3,990

	387,116	92,271

Stockholder's equity (deficit)
Capital stock - note 7	1	1
Other comprehensive income (loss)	346	(569)
Retained earnings (deficit)	36,047	(24,057)

	36,394	(24,625)

	$423,510	$67,646

On behalf of the Board

________________________________Director

IP TELESERVICES INC. STATEMENT

STATEMENT OF EARNINGS

For the quarter ended June 30, 2002

(Unaudited - See Independent Accountants' Report)

(U.S. Dollars)
	Three Months ended June 30 2002	Three Months ended June 30 2001

Revenues	$120,135	$--

Costs of goods sold	78,869	--

Gross profit	41,266	--

Expenses
Amortization	11,680	81
Bank charges and interest	1,120	4
Consulting	9,756	11,680
Foreign exchange	9,426	--
Office	92	163
Professional fees	3,124	--
Promotions and entertainment	--	136

	35,198	12,064

Earnings (loss) before provision for income taxes	6,068	(12,064)

Provisions for income taxes
Current	4,878	--
Deferred	(8,780)	--

	(3,902)	--

Net earnings (loss) for the period	$9,970	$(12,064)

Weighted average number of shares outstanding	5,000,000	5,000,000

Earnings (loss) per share	$0.0020	$(0.0024)

IP TELESERVICES INC. STATEMENT

STATEMENT OF STOCKHOLDER'S EQUITY

For the period from date of incorporation to June 30, 2002

(Unaudited - See Independent Accountants' Report)

(U.S. Dollars)
	Common Shares			Retained Earnings (Deficit)
	Number	Amount	OCI		Total

Issuance of stock for cash
March 16, 2001	1	$1	$--	$--	$1

Net loss for the period	--	--	--	(24,057)	(24,057)

Effect of foreign exchange	--	--	(569)	--	(569)

Balance, June 30, 2001	1	1	(569)	(24,057)	(24,625)

Net earnings for the period	--	--	--	24,128	24,128

Effect of foreign exchange	--	--	567	--	567

Balance, December 31, 2001	1	1	(2)	71	70

March 23, 2002 stock split
(Note 7)	4,999,999	--	--	--	--

Net earnings for the period	--	--	--	35,976	35,976

Effect of foreign exchange	--	--	348	--	348

Balance, June 30, 2002	5,000,000	$1	$346	$36,047	$36,394

IP TELESERVICES INC. STATEMENT

STATEMENT OF CASH FLOWS

For the quarter ended June 30, 2002

(Unaudited - See Independent Accountants' Report)

(U.S. Dollars)
	Three Months ended June 30 2002	Three Months ended June 30 2001
Cash provided by (used for)

Cash from operating activities:
Earnings (loss) from operating activities	$9,970	$(12,064)
Items not requiring an outlay of funds
Amortization	11,680	81
Net future income tax assets	(8,780)	--

	12,870	(11,983)

Changes in non-cash working capital
Decrease in accounts receivable	127,918	--
Increase in inventory	--	(1,570)
Increase (decrease) in accounts payable and accrued liabilities	(49,073)	5,618
Increase in amounts payable (receivable) from government agencies	2,016	(4,140)
Increase in customer deposits	32,000	--
Increase in corporate taxes payable	4,878	--

	130,609	(12,075)

Cash from financing activities:
Loan advances (repayment)	(50,000)	71,511
Loan to shareholder	--	(1,550)
Loan repayment to director	(6,469)	(27,051)

	(56,469)	42,910

Cash from investing activities:
Purchases of property, plant and equipment	(14,928)	(39,578)

Effect of exchange rate changes on cash	825	707

Increase (decrease) in cash	60,037	(8,036)

Cash, beginning of period	48,440	20,000

Cash, end of period	$108,477	$11,964

Supplemental Disclosures

Interest paid	$--	$--
Income taxes paid	$--	$--

IP Teleservices Inc. (IPT) is a telecommunication company in Canada poised to be the leader in "softswitch" Voice over Internet Protocol (VoIP) implementation on a global scale. It will generate significant traffic volume from the retail, wholesale and business model opportunities around the world. At the same time, it will improve the overall margin continuously as its network grows with its latest integrated software technology.

The Company was incorporated on March 16, 2001 under the Canada Business Corporations Act by a team of experienced telecom marketers and software developers. Its objective is to build and develop a Global Voice Services Backbone Network that connects to VoIP Gateways and Call Management Data Centres spanning the globe. It has successfully built a software based VoIP application platform that enables VoIP over the Internet for Long Distance Telephone services and Calling Card businesses. This platform can be deployed inexpensively, quickly and, most importantly, globally.

IP Teleservices Inc. has been making acquisitions and establishing partnerships with strategic local telecom companies. Through these acquisitions, IPT has placed itself in a position to provide a global VoIP Network that will link its presence in North America to Asia and Europe. This in turn provides many opportunities for the Company to develop business opportunities in the retail, wholesale and business opportunity model sectors.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

Cash and cash equivalents includes cash and those short-term market instruments which, on acquisition, have a term to maturity of one year or less.

Accounts receivable

Accounts receivables are shown net of allowance for doubtful accounts and are due upon presentation of invoices to the Company's customers unless otherwise specified. No allowance for doubtful accounts has been recorded since they are all collectable. As of August 13, 2002, 92% of the trade receivables outstanding at June 30, 2002 have been collected. The Company has been slow in collecting its receivables due to late presentation of invoices to its customers. In addition, the Company has deposits totally $56,423 from its customers as of June 30, 2002, which can be applied to receivables in case of default.

Financial instruments

The estimated fair value of cash and equivalents, accounts receivable, lease receivable, loans receivables, accounts payable and accrued liabilities, and loans payable approximate their carrying amounts in the financial statements. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial statements.

Inventory

Inventory is recorded at the lower of cost and net realizable value.

Deferred income taxes

The Company provides for income taxes using the asset and liability method. This approach recognizes the amount of taxes payable or refundable for the current year, as well as deferred tax assets and liabilities for the future tax consequences of events recognized in the financial statements and tax returns. Deferred income taxes are adjusted to reflect the effects of changes in tax laws or tax rates. The Company's effective tax rate for 2002 and 2001 is 45%.

Revenue recognition

Telecommunication products and services:

Revenue is recorded, net of trade discounts and allowances, upon shipment of products or rendering of services and when all significant contractual obligations have been satisfied and collection is reasonably assured.

Earnings (Loss) per share

Basic EPS is determined using net income divided by the weighted average number of shares outstanding during the period. Diluted EPS is computed by dividing net income by the weighted average shares outstanding, assuming all dilutive potential common shares were issued. Since the Company has no common shares that are potentially issuable, such as stock options, convertible securities or warrants, basic and diluted EPS are the same.

The EPS has been calculated assuming that the stock split had been in effect since the beginning of the preceding year.

Translation of foreign currencies

The functional currency of the Company is the Canadian dollar. The financial statements of the Company's operations whose functional currency is other than the Canadian dollar are translated from such functional currency to Canadian dollars using the current rate method. Under the current rate method, assets and liabilities are translated at the exchange rates in effect at the balance sheet date. Revenues and expenses, including gains and losses on foreign exchange transactions, are translated at average rates for the period. Where the current rate method is used, the unrealized translation gains will be accumulated in other comprehensive income (OCI) under the stockholders' equity section.

Property, plant and equipment

Capital assets are recorded at cost. Amortization is provided annually on a straight-line basis over a period of three years to write-off the assets over their estimated useful lives.

Use of Estimates

The preparation of the Company's financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates; however, management does not believe these differences would have a material effect on operating results.

2. LEASE RECEIVABLE

	2002	2001
Equipment leased out for a term of two years commencing
December 11, 2001 with monthly lease receipts of $1,687
excluding sales taxes, at an interest rate of 13.825%.
Aggregate of payments receivable	$34,789	$-
Less: unearned interest	(3,889)	-

	30,900	-
Less: current portion	(8,092)	-

	$22,808	$-

3. DUE FROM STOCKHOLDER

The Company has advances receivable from its parent company. Advances carry no specific provision for interest or repayment. The parent company stated that it will not request repayment within the next fiscal year.

4. PROPERTY, PLANT AND EQUIPMENT

			2002	2001

		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value

Computer equipment	$11,195	$3,973	$7,222	$8,985
Telephone equipment	138,521	29,595	108,926	39,269

	$149,716	$33,568	$116,148	$48,254

5. LOANS PAYABLE

	2002	2001

Best Holding Limited	$20,845	$-
Media Fund Limited	70,725	-
Bove Telecom Services Inc.	32,111	-

	$123,681	$-

The Company has loans payable which are non-interest bearing and have no specific repayment terms. The lenders stated that they will not request payment within the next fiscal year.

6. DUE FROM/TO DIRECTOR

The Company has a loan receivable from its director, which is non-interest bearing and has no specific repayment terms.

7. SHARE CAPITAL

Authorized: unlimited common shares without par value.

	2002	2001

Issued and outstanding:
5,000,000 common shares	$1	$1

On March 23, 2002, the Company split its common shares by a ratio of 5,000,000 to 1.

UNAUDITED FINANCIAL STATEMENTS

PRIME EQUIPMENT, INC.

(A DEVELOPMENT STAGE COMPANY)

JUNE 30, 2002 AND JUNE 30, 2001

Page Number
INDEPENDENT ACCOUNTANTS REPORT	1
FINANCIAL STATEMENT
Balance Sheet...	2
Statements of Operations and Deficit
Accumulated During the Development Stage	3
Statement of Changes in Stockholders- Equity	4
Statements of Cash Flows . . . . . . . . . ..	5
Notes to the Financial Statements.	6-8

David E. Coffey	3651 Lindell Road, Suite I, Las Vegas, Nevada 89103
Certified Public Accountant

INDEPENDENT ACCOUNTANT'S REPORT

To the Board of Directors and Stockholders

Of Prime Equipment, Inc.

Las Vegas, Nevada

I have reviewed the accompanying balance sheets of Prime Equipment, Inc. (a development stage company) as of June 30, 2002 and June 30, 2001 and the related statements of operations, cash flows, and changes in stockholders' equity for the periods then ended, as well as the cumulative period from December 18, 1998 (date of Inception) to June 30, 2002. These statements are the responsibility of Prime Equipment, Inc.'s management.

I conducted my review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, no such opinion is expressed.

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements for them to be in conformity with generally accepted accounting principles established by the American Institute of Certified Public Accountants.

/s/ David E. Coffey, C.P.A.

David E. Coffey, C.P.A.

Las Vegas, Nevada

August 8, 2002

PRIME EQUIPMENT, INC.

(A DEVELOPMENT STAGE COMPANY)

BALANCE SHEETS

	June 30, 2002	June 30, 2001
ASSETS

Cash	$ 0	$ 6,361
Notes receivable	0	10,000
Interest receivable	0	1,816
Deposits	0	150
Total Assets	$ 0	$ 18,327
LIABILITIES & STOCKHOLDERS' EQUITY

Accounts payable	$ 53,841	$ 41,527
Note payable	25,000	25,000
Interest payable	5,048	2,548
Notes payable to stockholders	46,505	46,505
Interest payable to stockholders	5,395	1,559
Loans from stockholders	9,169	4,668
Total Liabilities	144,958	121,807

Stockholders' Equity
Common stock, authorized 50,000,000
shares at $.001 par value, issued and
outstanding 4,046,000 shares after
giving effect to a 20:1 stock split effective
October 22, 1999	4,046	4,046
Preferred stock, authorized 24,000,000
shares at $.001 par value, none issued
or outstanding	0	0
Additional paid-in capital	46,304	46,304
Deficit accumulated during the
development stage	(195,308)	(153,830)
Total Stockholders' Equity	(144,958)	(103,480)
Total Liabilities and Stockholders' Equity	$ 0	$ 18,327

The accompanying notes are an integral part of these financial statements

PRIME EQUIPMENT, INC.

(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF OPERATIONS AND DEFICIT

ACCUMULATED DURING THE DEVELOPMENT STAGE

(With Cumulative Figures From Inception)

	Three months ended March 31,		Six months ended June 30,		From Inception, Dec. 18, 1998, to June 30, 2002
	2002	2001	2002	2001
Interest Earned	$0	$200	$0	$400	$2,017
Expenses
Organizational expense	0	0	0	0	400
Consulting	2,000	0	2,000	0	75,650
Rent	1,050	1,350	2,430	2,280	8,761
Office expenses	290	1,863	706	4,716	8,116
Fees	25	105	25	480	1,567
Professional fees	5,345	9,870	9,769	22,420	60,198
Travel	1,516	2,300	1,516	17,476	24,784
Meals and entertainment	280	738	260	2,808	3,292
Interest expense	2,699	1,880	5,237	3,431	14,557
Total expenses	13,185	18,106	21,943	53,611	197,325

Net income (loss)	(13,185)	(17,906)	(21,943)	(53,211)	$(195,308)

Retained earnings, beginning of period	(182,123)	(135,924)	(173,365)	(100,619)
Deficit accumulated during the development stage	$(195,308)	$(153,830)	$(195,308)	$(153,830)	$(153,830)

Earnings (loss) per share
assuming dilution, after giving
effect to a 20 for 1 stock split
effective October 22, 1999
Net loss	$0.00	$0.00	$(0.01)	$(0.01)	$(0.05)
Weighted average shares outstanding	4,046,000	4,046,000	4,046,000	4,046,000	3,887,256

The accompanying notes are an integral part of these financial statements

PRIME EQUIPMENT, INC.

(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FROM DECEMBER 18, 1998, (Date of Inception) TO JUNE 30, 2002

	Common Stock		Additional	Deficit accumul-	Total
	Shares	Amount	Paid-in	ated during the de-
			Capital	velopment stage
Balance, December 18, 1998	--	$ --	$ --	$ --	$ --
Issuance of common stock for cash
December 31, 1998	100,000	100	0	0	100
Less net loss	0	0	0	(400)	(400)
Balance, December 31, 1998	100,000	100	0	(400)	(300)
Issuance of common stock for cash
March 25, 1999	100,000	100	9,900	0	10,000
Stock split 20 for 1
October 22, 1999	3,800,000	3,800	(3,800)	0	0
Issuance of common stock for cash
November 15, 1999	1,000	1	999	0	1,000
Issuance of common stock for cash
December 17, 1999	20,000	20	19,980	0	20,000
Less offering costs	0	0	(5,750)	0	(5.750)
Less net loss	0	0	0	(24,092)	(24,092)
Balance, December 31, 1999	4,021,000	4,021	21,329	(24,492)	858
Issuance of common stock for services,
October 25, 2000	25,000	25	24,975	0	25,000
Less net loss	0	0	0	(76,127)	(76,127)
Balance, December 31, 2000	4,046,000	4,046	46,304	(100,619)	(50,269)
Less net loss	0	0	0	(72,746)	(72,746)
Balance, December 31, 2001	4,046,000	$ 4,046	$ 46,304	$ (173,365)	$(123,015)
Less net loss	0	0	0	(21,9443)	(21,943)
Balance, June 30, 2002	4,046,000	$ 4,046	$ 46,304	$ (195,308)	$(144,958)

The accompanying notes are an integral part of these financial statements.

PRIME EQUIPMENT, INC.

(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF CASH FLOWS)

(With Cumulative Figures From Inception)

	Three months ended June 30		Six months ended June 30,		From Inception, Dec. 18, 1998, to June 30, 2001
	2002	2001	2002	2001
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES
Net income or (loss)	$(13,185)	$(17,906)	$(21,943)	$(53,211)	$(195,308)
Non-cash items included in net loss	0	0			0
Adjustments to reconcile net loss to
cash used by operating activity
Interest receivable	0	(200)	0	(400)	0
Accounts payable	3,916	11,869	10,563	13,973	53,841
Loans from stockholders	3,881	3,619	3,881	(6,769)	9,169
Deposits	150	(150)	150	(150)	0

NET CASH PROVIDED BY OPERATING ACTIVITIES	(5,238)	(2,768)	(7,349)	(46,557)	(132,296)

CASH FLOWS USED BY INVESTING ACTIVITIES	0	0	0	0	0

NET CASH USED BY INVESTING ACTIVITIES	0	0			0

CASH FLOWS FROM FINANCING ACTIVITIES
Note payable	0	0	0	0	25,000
Interest payable	625	625	1,250	1,250	5,048
Notes payable to stockholders	0	4,000	0	46,505	46,505
Interest payable to stockholders	1,001	900	1,964	1,559	5,395
Sales of common stock	0	0	0	0	4,046
Paid-in capital	0	0	0	0	52,064
Less offering costs	0	0	0	0	(5,750)

NET CASH PROVIDED BY FINANCING ACTIVITIES	1,626	5,525	3,234	49,314	132,298

NET INCREASE IN CASH	(3,612)	2,757	(4,115)	2,757	$0

CASH AT BEGINNING OF PERIOD	3,612	3,604	4,115	3,604

CASH AT END OF PERIOD	$0	$6,361	$0	$6,361

The accompanying notes are an integral part of these financial statements.

PRIME EQUIPMENT, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS

JUNE 30, 2002 AND JUNE 30, 2001

NOTE A    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company was incorporated on December 18, 1998, under the laws of the State of Nevada. The business purpose of the Company was then to start a chain of equipment rental services.  In October of 2000, the Company modified its business purpose to that of selling telecommunications equipment and services.

The Company will adopt accounting policies and procedures based upon the nature of future transactions.

NOTE B    ISSUANCE OF COMMON STOCK

On December 31, 1998, the Company sold 100,000 shares of its common stock at $.001 per share for $100 initial working capital.

On March 25, 1999, the Company completed the sale of 100,000 shares of its common stock at $.10 per share for $10,000. It sold 1,000 shares of its common stock at $1.00 per share of $1,000 on November 15, 1999 and 20,000 shares of its common stock at $1.00 for $20,000 on December 17, 1999. The proceeds were used for working capital and to start a chain of equipment rental services.

On October 25, 2000 the Company issued 25,000 shares of its common stock at $1.00 per share for consulting services valued at $25,000.

All of the above shares were issued pursuant to an exemption from registration requirements under Section 4(2) of the Securities Act.

NOTE C    NAME CHANGE AND INCREASE IN AUTHORIZED CAPITAL

On October 28, 1999, the Company changed its name from "Prime Equipment Corp." to "Prime Equipment, Inc." and increased its authorized capital stock to 74,000,000 shares of $.001 per share par value from 50,000,000 shares of $.001 per share par value.  Of the 74,000,000 authorized shares, 50,000,000 are common stock, and 24,000,000 are preferred stock.

On July 20, 2000, the Board of Directors approved an increase in the authorized number of common shares from 50,000,000 to 500,000,000 and an increase in the number of preferred shares from 24,000,000 to 100,000,000.  The increase did not become effective because proxy materials were not issued and shareholder approval was not obtained.

PRIME EQUIPMENT, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS

JUNE 30, 2002 AND JUNE 20, 2001

(continued)

NOTE D    STOCK SPLIT

On October 22, 1999, the Company approved a twenty to one stock split.  Prior to the stock split there were 200,000 shares of common stock outstanding and after the stock split there were 4,000,000 shares of common stock outstanding.

NOTE E    EARNINGS (LOSS) PER SHARE

Basic EPS is determined using net income divided by the weighted average shares outstanding during the period.  Diluted EPS is computed by dividing net income by the weighted average shares outstanding, assuming all dilutive potential common shares were issued.  Since the company has no common shares that are potentially issuable, such as stock options, convertible securities or warrants, basic and diluted EPS are the same.

NOTE F    NOTES PAYABLE

On May 23, 2000, the Company received $25,000 cash and issued its unsecured note maturing April 30, 2001 (now extended to April 30, 2003) with simple interest at the rate of 10% per annum.

NOTE G    LINES OF CREDIT AND NOTES PAYABLE TO STOCKHOLDERS

As of January 10, 2001 two stockholders extended lines of credit of $100,000 each to the Company.  All credit drawn by the Company is documented by Promissory Notes, unsecured, payable on demand, with interest at the rate of 8% per annum, compounded annually.  In the event of default by the Company the interest rate increases to 10%.

Total credit extended under the two $100,000 lines of credit as of June 30, 2002 was $26,405 and $20,100, respectively, for a total of $46,505.

NOTE H     RELATED PARTY TRANSACTIONS

Stockholders have loaned funds without charges for interest to pay on-going expenses of the Company.  The total of such advances was $9,169 as of June 30, 2002.

PRIME EQUIPMENT, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS

JUNE 30, 2002 AND JUNE 20, 2001

(continued)

NOTE 1 SUBSEQUENT EVENTS

On July 10, 2002, the company approved a reverse acquisition of IP Teleservices, Inc. The Company will issue 5,000,000 of common stock and 500,000 shares of preferred stock to the shareholders of Netmagic, Ltd, for 100% of the stock of IP Teleservices, Inc.

PRIME EQUIPMENT, INC.

(SUCCESSOR TO IP TELESERVICES INC.)

PRO-FORMA FINANCIAL STATEMENTS

March 31, 2002

(U.S. DOLLARS)

PRIME EQUIPMENT, INC.
(SUCCESSOR TO IP TELESERVICES INC.)
PRO-FORMA BALANCE SHEET
For the Three Months Ended March 31, 2002
(U.S. Dollars)
	Prime	IP	Adjustments	Pro-forma
	Equipment,	Teleservices
	Inc.	Inc.

ASSETS
Current
Cash	$ 3,612	$ 48,440	$ -	$ 52,052
Accounts receivable	-	272,424	-	272,424
Government agencies receivable	-	-	-	-
Prepaid expenses	150	-	-	150
Current portion of lease receivable	-	11,563	-	11,563
Total current assets	3,762	332,427	-	336,189

Lease receivable	-	18,125	-	18,125
Due from shareholder	-	1,507	-	1,507
Property, plant and equipment	-	108,485	-	108,485
Software	-	-	1	1

TOTAL ASSETS	$ 3,762	$ 460,544	$ 1	$ 464,307

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current:
Accounts payable	$ 49,925	$ 215,108	$ -	$ 265,033
Note payable	25,000	-	-	25,000
Interest payable	4,423	-	-	4,423
Government agencies payable	-	633		633
Corporate income taxes payable	-	23,836		23,836
Customer deposits	-	25,072	-	25,072
Total current liabilities	79,348	264,649	-	343,997

Notes payable to stockholders	46,505	-	-	46,505
Interest payable to stockholders	4,394	-	-	4,394
Loans from stockholders	5,288	-	-	5,288
Loans payable	-	166,755	-	166,755
Due to director		3,789		3,789
Convertible preferred shares, 500,000 shares	-		500	500

Total liabilities	135,535	435,193	500	571,228

Stockholders' equity (deficit)
Common stock, 4,046,000 shares	4,046	1	(4,045)	2
Other comprehensive income	-	1	-	1
Additional paid-in capital	46,304	-	(46,304)	-
Retained earnings (deficit)	(182,123)	25,349	49,850	(106,924)

	(131,773)	25,351	(499)	(106,921)

	$ 3,762	$ 460,544	$ 1	$ 464,307

PRIME EQUIPMENT, INC.
(SUCCESSOR TO IP TELESERVICES INC.)
PRO-FORMA STATEMENT OF EARNINGS
For the Three Months Ended March 31, 2002
(U.S. Dollars)
	Prime	IP	Adjustments	Pro-forma
	Equipment,	Teleservices
	Inc.	Inc.

Revenue	$ -	$ 263,769	$ -	$ 263,769

Cost of goods sold	-	171,597	-	171,597

Gross profit	-	92,172	-	92,172

Operating expenses

Amortization	-	10,467	-	10,467
Consulting	-	28,224	-	28,224
Fees	-	3,355	-	3,355
Foreign exchange	-	1,300	-	1,300
Interest expense	2,538	222	-	2,760
Office expenses	417	-	-	417
Professional fees	4,423	-	500	4,923
Rent	1,380	-	-	1,380

	8,758	43,568	500	52,826

Operating profit	(8,758)	48,604	(500)	39,346

Gain on sale of property, plant and equipment	-	509	-	509

Earnings (loss) before provision for income taxes	(8,758)	49,113	(500)	39,855

Provision for income taxes - current	-	23,834	-	23,834

Earnings (loss) for the period	(8,758)	25,279	(500)	16,021

Deficit, beginning of period	(173,365)	71	-	(173,294)

Adjustment on consolidation	-	(1)	50,350	50,349

Deficit, end of year	$ (182,123)	$ 25,349	$ 49,850	$ (106,924)

Weighted average common				9,046,000
shares outstanding

Loss per share				$ (0.012)

PRIME EQUIPMENT, INC.

(SUCCESSOR TO IP TELESERVICES INC.)

NOTES TO PRO-FORMA FINANCIAL STATEMENTS

March 31, 2002

(U.S. Dollars)

The following pro-forma balance sheet as of March 31, 2002 and the pro-forma statement of earnings for the year ended March 31, 2002 give effect to the reverse acquisition of IP Teleservices Inc. by Prime Equipment, Inc. (Prime) on July 18, 2002.

The pro-forma information is based on the historical financial statements of Prime and IP Teleservices Inc. giving effect to the acquisition under the purchase method of accounting as if such transaction had been consummated as of the beginning of the period presented, and under the assumptions and adjustments in the accompanying notes to the pro-forma financial statements.

The information contained in the following pro-forma financial statements does not purport to be indicative of the results of operations of the Company which may have been attained had the acquisition been in effect on the dates assumed.

The pro-forma information with respect to the acquisitions reflects: (i) the issuance of five million (5,000,000) shares in exchange for all the outstanding shares of IP Teleservices Inc. and a software platform; (ii) the issuance of five hundred thousand (500,000) preferred shares for services.

The pro-forma financial information contained herein should be read in conjunction with the historical financial statements and related notes of Prime Equipment, Inc. and with the historical financial statements of IP Teleservices Inc. included in its filings with the Securities and Exchange Commission.

PRIME EQUIPMENT, INC.

(A DEVELOPMENT STAGE COMPANY)

FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND DECEMBER 31, 2000

Page Number

INDEPENDENT ACCOUNTANT'S REPORT 1

FINANCIAL STATEMENT

Balance Sheets 2

Statements of Operations and Deficit

Accumulated During the Development Stage 3

Statement of Changes in Stockholders' Equity 4

Statements of Cash Flows 5

Notes to the Financial Statements 6-7

David E. Coffey	3651 Lindell Road, Suite I, Las Vegas, Nevada 89103
Certified Public Accountant

INDEPENDENT ACCOUNTANT'S REPORT

To the Board of Directors and Stockholders

Of Prime Equipment, Inc.

Las Vegas, Nevada

I have audited the accompanying balance sheets of Prime Equipment, Inc. (a development stage company) as of December 31, 2001, and December 31, 2000, and the related statements of operations, cash flows, and changes in stockholders' equity for the years then ended, as well as the cumulative period from December 18, 1998 (date of inception) to December 31, 2001. These statements are the responsibility of Prime Equipment, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Prime Equipment, Inc. as of December 31, 2001, and December 31, 2000, and the results of operations, cash flows, and changes in stockholders' equity for the years then ended, as well as the cumulative period from December 18, 1998 in conformity with generally accepted accounting principles.

David E. Coffey, C.P.A.

Las Vegas, Nevada

February 4, 2002

PRIME EQUIPMENT, INC.

(A DEVELOPMENT STAGE COMPANY)

BALANCE SHEETS

	December 31, 2001	December 31, 2000
ASSETS

Cash	$4,115	$3,604
Notes Receivable	0	10,000
Interest receivable	0	1,406
Deposits	150	0

Total Assets
	$4265	$15020

LIABILITIES & STOCKHOLDERS' EQUITY

Accounts Payable	$43278	$27554
Note payable	25000	25000
Interest payable	3798	1298
Notes payable to stockholders	46505	0
Interest payable to stockholders	3411	0
Loans from stockholders	5288	11437

Total Liabilities
	127280	65289

Stockholders' Equity
Common stock, authorized 50,000,000

shares at $.001 par value, issued and

outstanding 4,046,000 shares, after

giving effect to a 20:1 stock split effective

October 22, 1999
	4046	4046
Preferred stock, authorized 24,000,000

Shares at $.001 par value, none issued

or outstanding
	0	0
Additional paid-in capital
	46304	46304
Deficit accumulated during the

Development stage
	(173365)	(100619)

Total Stockholders' Equity
	(123015)	(50269)
Total Liabilities and Stockholders' Equity
	$4265	$15020

The accompanying notes are an integral part of these financial statements.

PRIME EQUIPMENT, INC.

(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF OPERATIONS AND DEFICIT

ACCUMULATED DURING THE DEVELOPMENT STAGE

(With Cumulative Figures From Inception)

	Three months ended Dec. 31,		Year ended December 31,		From Inception, Dec. 18, 1998, to Dec. 31, 2001
	2001	2000	2001	2000
Interest earned	$0	$200	$600	$800	$2017

Expenses
Organizational expense
	0	0	0	0	400
Consulting
	0	25000	0	50000	73650
Rent
	1350	1495	4836	1495	6331
Office expenses
	433	890	6460	890	7409
Fees
	150	450	655	887	4542
Professional fees
	4556	12141	32469	16960	50430
Travel
	0	5397	17872	5397	23268
Meals and entertainment
	0	0	3092	0	3032
Interest expense
	2370	625	8022	1298	9320

Total expenses	8859	45998	73346	76927	175382

Net income (loss)	(8859)	(45798)	(72746)	(76127)	$173365)

Retained earnings,
beginning of period	(164506)	(54821)	(100619)	(24492)

Deficit accumulated during
the development stage	$(173365)	$(100619)	$(173365)	$(100619)

Earnings (loss) per share
assuming dilution, after giving

Effect to a 20 for 1 stock split

Effective October 22, 1999

Net loss	$0.00	$(0.01)	$(0.02)	$(0.02)	$(0.04)
Weighted average shares outstanding	4046000	4037667	4046000	4025170	3861514

The accompanying notes are an integral part of

these financial statements.

PRIME EQUIPMENT, INC.

(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY\

FROM DECEMBER 18, 1998, (Date of Inception) TO DECEMBER 31, 2001

	Common Stock				Additional Paid-in Capital		Deficit accumul-ated during the development stage		Total
	Shares		Amount
Balance, December 18, 1998	---	$	---	$	---	$	---	$	---

Issuance of common stock for cash
December 31, 1998	100,000		100		0		0		100

Less net loss	0		0		0		(400)		(400)

Balance, December 31, 1998	100,000		100		0		(400)		(300)

Issuance of common stock for cash
March 25, 1999	100,000		100		9,900		0		10,000

Stock split 20 for 1
October 22, 1999	3,800,000		3,800		(3,800)		0		0

Issuance of common stock for cash
November 15, 19999	1,000		1		999		0		1,000

Issuance of common stock for cash
December 17, 1999	20,000		20		19,980		0		20,000

Less offering costs	0		0		(5,750)		0		(5,750)

Less net loss	0		0		0		(24,092)		(24,092)

Balance, December 31, 1999	4,021,000		4,021		21,329		(24,492)		858

Issuance of common stock for services, October 25, 2000	25,000		25		24,975		0		25,000

Net income (loss)	0		0		0		(76,127)		(76,127)

Balance, December 31, 2000	4,046,000		4,046		46,304		(100,619)		(50,269)

Less net loss	0		0		0		(76,746)		(72,746)

Balance, December 31, 2001	4,046,000		$4,046		$46,304		$(173,365)		$(123,015)

The accompanying notes are an integral part of these financial statements

PRIME EQUIPMENT, INC.

(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF CASH FLOWS

(With Cumulative Figures From Inception)

	Three months ended Dec. 31		Year ended December 31,		From Inception, Dec. 18, 1998, to Dec. 31, 2001
	2001	2000	2001	2001
CASH FLOWS PROVIDED BY OPERATING CACTIVITIES
Net income or (loss)	$(8,859)	$(46,799)	$(72,746)	$(76,126)	$(173,365)

Non-cash Items Included in net loss
Services purchased with stock issue
	0	25,000	0	25,000	25,000
Adjustments to reconcile net loss to
cash used by operating activity

Note receivable
	10,000	0	10,000	0	0
Interest receivable
	2,016	(200)	1,416	(800)	0
Deposits
	0	0	(150)	0	(150)
Accounts payable
	(5,352)	10,437	15,725	(2,246)	43,279
Loans from stockholders
	0	9,937	(6,149)	11,437	5,288

NET CASH PROVIDED BY OPERATING ACTIVITIES
	(2,196)	(625)	(51,904)	(42,735)	(99,948)

CASH FLOWS USED BY INVESTING ACTIVITIES	0	0			0

NET CASH USED BY INVESTING ACTIVITIES
	0	0	0	0	0

CASH FLOWS FROM FINANCING ACTIVITIES
Note payable
	0	0	0	25,000	25,000
Interest payable
	625	625	2,500	1,298	3,798
Notes payable to stockholders
	0	0	46,505	0	46,505
Interest payable to stockholders
	930	0	3,410	0	3,410
Sale of common stock
	0	0	0	0	4,021
Paid-in capital
	0	0	0	0	27,079
Less offering costs
	0	0	0	0	(5,750)

NET CASH PROVIDED BY FINANCING ACTIVITIES
	1,555	625	52,415	26,298	104,063

NET INCREASE IN CASH
	(640)	0	511	(16,437)	$4,115

CASH AT BEGINNING OF PERIOD	4,755	3,604	3,604	20,041

CASH AT END OF PERIOD
	$4,115	$3,604	$4,115	$3,604

SUPPLEMENTAL INFORMATION: Common stock and paid-in capital also include $25 and $25,975, respectively, for stock issued for services.

The accompanying notes are an integral part of these financial statements.

PRIME EQUIPMENT, INC.

(A DEVELOPMENT STAGE COMPANY

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND DECEMBER 31, 2000

NOTE A SUMMARY OF SIGNIFICANT ACCOUNTING POLOCIES

The Company was incorporated on December 18, 1998, under the laws of the State of Nevada. The business purpose of the company was then to start a chain of equipment rental services. In October of 2000, the Company modified its business purpose to that of selling telecommunications equipment and services.

The Company will adopt accounting policies and procedures based upon the nature of future transactions.

NOTE B ISSUANCE OF COMMON STOCK

On December 31, 1998, the Company sold 100,000 shares of its common stock at $.001 per share for $100 initial working capital.

On March 25, 1999, the Company completed the sale of 100,000 shares of its common stock at $.10 per share for $10,000, 1,000 shares of its common stock at $1.00 per share for $1,000 on November 15, 1999 and 20,000 shares of its common stock at $1.00 for $20,000 on December 17, 1999. The proceeds were used for working capital and to start a chain of equipment rental services.

On October 25, 2000, the Company issued 25,000 shares of its common stock at $1.00 per share for consulting services valued at $25,000.

All of the above shares were issued pursuant to an exemption from registration requirements under Section 4(2) of the Securities Act.

NOTE C NAME CHANGE AND INCREASE IN AUTHORIZED CAPITAL

On October 28, 1999, the Company changed its name from "Prime Equipment Corp." to "Prime Equipment, Inc." and increased its authorized capital stock to 74,000,000 shares of $.001 per share par value from 50,000,000 shares of $.001 per share par value. Of the 74,000,000 authorized shares, 50,000,000 are common stock and 24,000,000 are preferred stock.

On July 20, 2000, the Board of Directors approved in increase in the authorized number of common shares from 50,000,000 to 500,000,000 and an increase in the number of preferred shares from 24,000,000 to 100,000k000. The increase did not become effective because proxy materials were not issued and shareholder approval was not obtained.

PRIME EQUIPMENT, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND DECEMBER 31, 2000

(continued)

NOTE D STOCK SPLIT

On October 22, 1999, the Company approved a twenty to one stock split. Prior to the stock split, there were 200,000 shares of common stock outstanding and after the stock split, there were 4,000,000 shares of common stock outstanding.

NOTE E EARNINGS (LOSS) PER SHARE

Basic EPS is determined using net income divided by the weighted average shares outstanding during the period. Diluted EPS is computed by dividing net income by the weighted average shares outstanding, assuming all dilutive potential common shares were issued. Since the Company has no common shares that are potentially issuable, such as stock options, convertible securities or warrants, basic and diluted EPS are the same.

NOTE F NOTES PAYABLE

On May 23, 2000, the company received $25,000 cash and issued its unsecured note maturing April 30, 2001 (now extended to April 30, 2002) with simple interest at the rate of 10% per annum.

NOTE G LINES OF CREDIT AND NOTES PAYABLE TO STOCKHOLDERS

As of January 10, 2001, two stockholders extended lines of credit of $100,000 each to the company. All credit drawn by the Company is documented by Promissory Notes, unsecured, payable on demand, with interest at the rate of 8% per annum, compounded annually. In the event of default by the Company the interest rate increases to 10%.

Total credit extended under the two $100,000 lines of credit as of December 31, 2001 was $26,405 and $20,100, respectively, for a total of $46,505.

NOTE H RELATED PARTY TRANSACTIONS.

Stockholders have loaned funds without charges for interest to pay on-going expenses of the Company. The total of such advances was $5,288 as of December 31, 2001.

PRIME EQUIPMENT, INC.

( A DEVELOPMENT STAGE COMPANY)

FINANCIAL STATEMENTS

DECEMBER 31, 2000, AND DECEMBER 31, 1999

Page Number

INDEPENDENT ACCOUNTANT'S REPORT 1

FINANCIAL STATEMENT

Balance Sheets 2

Statements of Operations and Deficit

Accumulated During the Development Stage 3

Statements of Changes in Stockholders' Equity 4

Statement of Cash flows 5

Notes to the Financial Statements 6-7

David E. Coffey 3651 Lindell Road, Suite I, Las Vegas, Nevada 89103

________________________________________________________________

Certified Public Accountant

INDEPENDENT ACCOUNTANT'S REPORT

To the Board of Directors and Stockholders

of Prime Equipment, Inc.

Las Vegas, Nevada

I have audited the accompanying balance sheets of Prime Equipment, Inc. (a development stage company) as of December 31, 2000, and December 31, 1999, and the related statements of operations, cash flows, and changes in stockholders' equity for the years then ended, as well as the cumulative period from December 18, 1998 (date of inception) to December 31, 2000. These statements are the responsibility of Prime Equipment, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Prime Equipment, Inc. as of December 31, 2000, and December 31, 1999, and the results of operations, cash flows, and changes in stockholders' equity for the years then ended, as well as the cumulative period from December 18, 1998 in conformity with generally accepted accounting principles.

David E. Coffey, C. P. A.

Las Vegas, Nevada

February 8, 2001

PRIME EQUIPMENT, INC.

( A DEVELOPMENT STAGE COMPANY )

BALANCE SHEETS

	December 31,	December 31,
	2000	1999
	----------------	----------------
ASSETS

Cash	$3,604	$20,041
Notes receivable	10,000	10,000
Interest receivable	1,416	617
	----------------	----------------
Total Assets	$15,020	$30,658
	=========	=========

LIABILITIES & STOCKHOLDERS' EQUITY

Accounts payable	$27,554	$29,800
Note payable	25,000	0
Interest payable	1,298	0
Loans from stockholders	11,437	0
	----------------	----------------
Total Liabilities	65,289	29,800

Stockholders' Equity
Common stock, authorized 500,000,000
shares at $.001 par value, issued and
outstanding 4,046,000 shares and
4,021,000 shares, respectively, after
giving effect to a 20:1 stock split effective
October 22, 1999	4,046	4,021
Preferred stock, authorized 100,000,000
shares at $.001 par value, none issued
or outstanding	0	0
Additional paid-in capital Deficit accumulated during the	46,304	21,329

development stage	(100,619)	(24,492)
	----------------	----------------
Total Stockholders' Equity	(50,269)	858

Total Liabilities and Stockholders' Equity	$15,020	$30,658
	=========	=========
The accompanying notes are an integral part of
these financial statements.
    2 -

PRIME EQUIPMENT, INC.

( A DEVELOPMENT STAGE COMPANY )

STATEMENTS OF OPERATIONS AND DEFICIT

ACCUMULATED DURING THE DEVELOPMENT STAGE

( With Cumulative Figures From Inception )

	Three months ended Dec. 31,		Year ended December 31,		From Inception
	-----------------------------------------		-----------------------------------		Dec. 13, 1998, to
	2000	1999	2000	1999	Dec. 31, 2000
	--------------	----------------	-----------	--------------	-----------------------
Income	$200	$200	$800	$617	$1,417

Expenses
Organizational expense
	0	0	0	0	400
Consulting
	25,000	23,250	50,000	23,650	73,650
Office expenses
	890	0	890	59	949
Fees
	450	0	887	0	887
Rent
	1,495	0	1,495	0	1,495
Professional fees
	12,141	1,000	16,960	1,000	17,960
Travel expenses
	5,397	0	5,397	0	5,397
Interest expense
	625	0	1,298	0	1,298
	--------------	----------------	-----------	--------------	----------------------
Total expenses	45,998	24,250	76,927	24,709	102,036

Net income (loss)	(45,798)	(24,050)	(76,127)	(24,092)	$(100,619)
					=============
Retained earnings,
Beginning of period	(54,821)	(442)	(24,492)	(400)
	--------------	----------------	-----------	--------------
Deficit accumulated during
The development stage	$(100,619)	$(24,492)	$(100,619)	$(24,492)
	========	=========	======	========

Earnings (loss) per share
assuming dilution, after giving

effect to a 20 for 2 stock split

effective October 22, 1999

Net loss	$(0.01)	$(0.01)	$(0.02)	$(0.13)	$(0.03)
	========	=========	======	========	=============
Weighted average shares
outstanding	4,037,667	4,007,333	4,025,170	185,167	3,772,960
	========	=========	===	========	=============
The accompanying notes are an integral part of
these financial statements.

PRIME EQUIPMENT, INC.

( A DEVELOPMENT STAGE COMPANY )

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FROM DECEMBER 18, 1998, ( Date of Inception ) TO DECEMBER 31, 2000

	Common Stock				Additional Paid-in Capital		Deficit accumul-ated during the development stage		Total
	Shares		Amount
Balance, December 18, 1998	---	$	---	$	---	$	---	$	---

Issuance of common stock for cash
December 31, 1998	100,000		100		0		0		100

Less net loss	0		0		0		(400)		(400)

Balance, December 31, 1998	100,000		100		0		(400)		(300)

Issuance of common stock for cash
March, 1999	100,000		100		9,900		0		10,000

Stock split 20 for 1
October 22, 1999	3,800,000		3,800		(3,800)		0		0

Issuance of common stock for cash
November, 1999	1,000		1		999		0		1,000

Issuance of common stock for cash
December, 1999	20,000		20		19,980		0		20,000

Less offering costs	0		0		(5,750)		0		(5,750)

Less net loss	0		0		0		(24,092)		(24,093)

Balance, December 31, 1999	4,021,000		4,021		21,329		(24,492)		857

Issuance of common stock for services	25,000		25		24,975		0		25,000

Net income (loss)	0		0		0		(76,127)		(76,126)

Balance, December 31, 2000	4,046,000		4,046		46,304		(100,619)		(50,269)

The accompanying notes are an integral part of these financial statements

PRIME EQUIPMENT, INC.

( A DEVELOPMENT STAGE COMPANY )

STATEMENTS OF CASH FLOWS

( With Cumulative Figures From Inception )

	Three months ended Dec. 31,		Year ended December 31,		From Inception,
	----------------------------------------		----------------------------------		Dec. 18, 1998, to
	2000	1999	2000	1999	Dec. 31, 2000
	-----------------	----------------	----------------	--------------	-----------------------
CASH FLOWS PROVIDED BY
OPERATING ACTIVITIES
Net income or (loss)	$(45,799)	$(24,050)	$(76,126)	$(24,092)	$(100,619)
Non-cash items included in net loss	0	0	0	0	0
Adjustments to reconcile net loss to
cash used by operating activity
Note receivable	0	0	0	(10,000)	(10,000)
Interest receivable	(200)	(200)	(800)	(617)	(1,416)
Accounts payable increase	10,437	29,000	(2,246)	29,400	27,554
Loans from stockholders	9,937	0	11,437	0	11,437
	----------------	----------------	----------------	--------------	------------------
NET CASH PROVIDED BY
OPERATING ACTIVITIES	(25,625)	4,750	(67,735)	(5,309)	(73,044)

CASH FLOWS USED BY
INVESTING ACTIVITIES	0	0	0	0	0
	----------------	----------------	----------------	--------------	------------------
NET CASH USED BY
INVESTING ACTIVITIES	0	0	0	0	0

CASH FLOWS FROM FINANCING
ACTIVITIES
Note payable	0	0	25,000	0	25,000
Interest payable	625	0	1,298	0	1,298
Sale of common stock	0	3,821	0	3,921	4,021
Issue of common stock for services	25	0	25	0	25
Paid-in capital	24,975	17,179	24,975	27,079	52,054
Less offering costs	0	(5,750)	0	(5,750)	(5,750)
	----------------	----------------	----------------	--------------	------------------
NET CASH PROVIDED BY
FINANCING ACTIVITIES	25,625	15,250	51,298	25,250	76,648
	----------------	----------------	----------------	--------------	------------------
NET INCREASE IN CASH	0	20,000	(16,437)	19,941	$3,604
					===========
CASH AT BEGINNING OF PERIOD	3,604	41	20,041	100
	----------------	----------------	----------------	--------------
CASH AT END OF PERIOD	$3,604	$20,041	$3,604	$20,041
	=========	========	========	=======
The accompanying notes are an integral part of these financial statements.

PRIME EQUIPMENT, INC.

( A DEVELOPMENT STAGE COMPANY )

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2000, AND DECEMBER 31, 1999

NOTE A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company was incorporated on December 18, 1998, under

the laws of the State of Nevada. The business purpose of

the Company was then to start a chain of equipment rental services.

In October of 2000, the Company modified its business purpose to that of selling telecommunication equipment and services.

The Company will adopt accounting policies and procedures

based upon the nature of future transactions.

NOTE B SALE OF COMMON STOCK

In March of 1999, the Company completed the sale of 100,000

shares of its common stock at $.10 per share or $10,000,

1,000 shares of its common stock at $1.00 per share for $1,000 in

November of 1999 and 20,000 shares of its common stock at

$1.00 for $20,000 in December of 1999.

All of the above shares were issued pursuant to an exemption from registration requirements under Section 4 (2) of the Securities Act.

NOTE C NAME CHANGE AND INCREASE IN AUTHORIZED CAPITAL

On October 28, 1999, the Company changed its name from

"Prime Equipment Corp." to "Prime Equipment, Inc." and

increased its authorized capital stock to 74,000,000 shares

of $.001 per share par value from 50,000,000 shares of $.001 per share par value. Of the 74,000,000 authorized shares,

50,000,000 are common stock and 24,000,000 are preferred stock.

On July 20, 2000, the Board of Directors approved a resolution to increase the authorized number of common shares from 50,000,000 to 500,000,000 and increase the number of preferred shares from

24,000,000 to 100,000,000.

NOTE D STOCK SPLIT

On October 22, 1999, the Company approved a twenty to one

stock split. Prior to the stock split there were 200,000 shares of common stock outstanding and after the stock split there were

4,000,000 shares of common stock outstanding.

PRIME EQUIPMENT, INC.

( A DEVELOPMENT STAGE COMPANY )

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2000, AND DECEMBER 31, 1999

(continued)

NOTE E EARNINGS (LOSS) PER SHARE

Basic EPS is determined using net income divided by the

weighted average shares outstanding during the period.

Diluted EPS is computed by dividing net income by the

weighted average shares outstanding, assuming all dilutive

potential common shares were issued. Since the Company

has no common shares that are potentially issuable, such as

stock options, convertible securities or warrants, basic and diluted EPS are the same.

NOTE F NOTE PAYABLE

On May 23, 2000, the Company received $25,000 cash and issued its Note maturing April 30, 2001 with simple annual interest at the rate of 10% per annum. The note is unsecured.

NOTE G EXCHANGE OF COMMON STOCK FOR SERVICES

On November 1, 2000 the Company issued 25,000 shares of its

common stock in exchange for consulting services valued at

$25,000, or $1.00 per share.

NOTE H RELATED PARTY TRANSACTIONS

Effective October 1, 2000 the Board of Directors approved as necessary and reimbursable the travel expenses of two of its stockholders actively engaged in development of the Company.

NOTE I RENTAL AND OFFICE SERVICES AGREEMENT

Effective October 1, 2000 the Board of Directors approved monthly payments of $300 for rental of office space and reimbursement for actual office expenses incurred on behalf of the Company.

PART III

ITEMS 1 AND 2. INDEX TO EXHIBITS AND DESCRIPTION

Exhibit No.	Description

3.0	Articles of Incorporation
3.1	Amended Articles of Incorporation
3.2	Bylaws
3.3	Corporate Charter
10.1	Buy/Sell Agreement
10.2	Loan Agreement
10.3	Lease Agreement
10.4	Lease Agreement with Bachechi Bros.
10.5	Letter of Amendment to Lease Agreement
10.6	Letter of cancellation of Datico agreement and acceptance by Datico of cancellation
27.0	Financial Data Schedule
99.1	Promissory Note - Elio Guglielmi
99.2	Promissory Note - Giovanni iachelli

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly

authorized.

Prime Equipment, Inc. (Registrant)

Date: January 8, 2003

By:

/s/ Perry Guglielmi

Perry Guglielmi

President and duly authorized officer.